

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2018

Huibin Su
Chief Executive Officer
CX Network Group, Inc.
Room 1205, 1A Building
Shenzhen Software Industry Base, Xuefu Rd.
Nanshan District, Shenzhen, Guangdong Province
People's Republic of China

> **Re: CX Network Group, Inc.**
> **Current Report on Form 8-K**
> **File No. 333-169805**
> **Filed March 23, 2018**

Dear Mr. Su:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Telecommunications